Paul Bork
Boston Office
617-832-1113
pbork@foleyhoag.com

Via EDGAR

June 16, 2008

Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance - Mail Stop 6010
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Novelos Therapeutics, Inc.
Registration Statement on Form S-1
Filed June 3, 2008
File Number 333-151396

Dear Mr. Riedler:

Set forth below are our responses, on behalf of Novelos Therapeutics, Inc. (the “Company”), to the comments contained in the letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission dated June 12, 2008 to Mr. Harry Palmin, Chief Executive Officer of the Company (the “Comment Letter”), with respect to the above-referenced filing. For your convenience, we have repeated the Staff’s comment below in bold face type. Except as otherwise indicated, all statements contained herein concerning factual matters relating to the Company are based on information provided to us by the Company.

1.
We note that you are incorporating by reference to your 2007 Form 10-K in lieu of providing the required financial statements and related disclosure in the text of the Form S-1. However, it is unclear whether you meet the requirements of Section VII of the Instructions to the Form S-1, which requires, among other things, that a registrant is not and has not been during the last three years a “registrant for an offering of penny stock.” More specifically, we note that the last reported sale price of your common stock on June 2, 2008 was $.60 per share. We also note that you registered a secondary offering of up to $12 million of common stock on Form SB-2 (File No. 333-143263), which was declared effective in September 2007. It appears the sale price of your common stock on the date prior to your filing of pre-effective amendment number 3 to the Form SB-2 was $.74 per share. Please provide us with a detailed analysis as to why you believe you are eligible to incorporate by reference the items required by Form S-1. In the alternative, please amend your filing to include in the Form S-1, all of the required items, including your audited financial statements and related disclosure.

Seaport World Trade Center West / 155 Seaport Blvd. / Boston, MA 02210-2600 / TEL: 617.832.1000 / FAX: 617.832.7000
Foley Hoag LLP	BOSTON	WASHINGTON, DC	www.foleyhoag.com

The Company believes that it meets the requirements of Section VII of the Instructions to Form S-1 to incorporate by reference because:

•	The Company is subject to the requirement to file reports pursuant to Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”).

•	The Company has filed all reports and other materials required to be filed by Section 15(d) of the Exchange Act during the preceding year.

•	The Company has filed an annual report on Form 10-KSB required under Section 15(d) of the Exchange Act for its fiscal year ended December 31, 2007.

•	The Company is not and during the past three years neither the registrant nor any of its predecessors was:

•	a blank check company as defined in Rule 419(a)(2);

•	a shell company, other than a business combination related shell company, each as defined in Rule 405; or

•	A registrant for an offering of penny stock as defined in Rule 3a51-1 of the Exchange Act (see below).

•	The Company is not registering an offering that effectuates a business combination transaction defined in Rule 165(f)(1).

•
The Company makes its periodic and current reports filed pursuant to Section 15(d) of the Exchange Act that are incorporated by reference pursuant to Item 11A or Item 12 of the Form S-1 readily available and accessible on a Web site maintained by or for the Company and containing information about the Company.

More specifically, the Company does not believe that it is or has been during the last three years a registrant for an offering of penny stock. Rule 3a51-1(g) of the Exchange Act states that “the term ‘penny stock’ shall mean any equity security other than a security whose issuer has net tangible assets in excess of $2,000,000, if the issuer has been in continuous operation for at least three years, or $5,000,000 if the issuer has been in continuous operation for less than three years.” Rule 3a51-1(g)(3) further provides that the determination of net tangible assets must be demonstrated by financial statements dated less than 15 months prior to the date of the transaction that the broker or dealer has reviewed and has a reasonable basis for believing are accurate in relation to the date of the transaction. Finally, Rule 3a51-1(g)(3)(i) provides that for an issuer (other than a foreign private issuer) such financials statements are the most recent audited financial statements.

The Company has been in continuous operation since 1996, however the Company did not become a registrant until May 2005 when it was acquired by its predecessor Common Horizons, Inc. Based on the Company’s audited financial statements included in its Form 10-KSB, the Company had net tangible assets of $4,048,270 at December 31, 2007. At the time the Company filed this registration statement on Form S-1 the Company believed that it had net tangible assets in excess of $2,000,000 based on its unaudited financial statements for the quarter ended March 31, 2008 included in its Form 10-Q filed on May 14, 2008 as adjusted to give effect to the net proceeds of a financing the Company completed on April 11, 2008 as described in the Company’s Form 8-K filed on April 14, 2008. The Company had net tangible assets of negative $3,366,918 on March 31, 2008 and adjusted net tangible assets of $2,108,082 after giving effect to the financing.

Further, at the time the Company filed its registration statement on Form SB-2 (File No. 333-143263) to register a secondary offering of up to 12 million shares of common stock, which was declared effective in September 2007, the Company reasonably believed it had net tangible assets in excess of $5,000,000 based on the audited financial statements for the fiscal year ended December 31, 2006 which reported tangible net assets of $10,609,934 and its unaudited financial statements for the period ended June 30, 2007 which reported tangible net assets of $17,627,492.

In addition, at the time the Company filed its registration statement on Form SB-2 (File No. 333-133043) to register a secondary offering of up to 22,457,555 shares of common stock, which was declared effective in April 2006, the Company reasonably believed it had net tangible assets in excess of $5,000,000 based on the audited financial statements for the fiscal year ended December 31, 2005 included in its Form 10-KSB filed on March 27, 2006 as adjusted to give effect to the net proceeds of a financing the Company completed on March 7, 2006 as described in the Company’s Form 8-K filed on March 8, 2006. The Company had net tangible assets of $4,721,543 on December 31, 2005 and adjusted net tangible assets of $18,568,543 after giving effect to the financing.

Finally, at the time the Company filed its registration statement on Form SB-2 (File No. 333-129744) to register a secondary offering of up to 14,831,798 shares of common stock, which was declared effective in December 2005, the Company reasonably believed it had net tangible assets in excess of $5,000,000 based on the unaudited financial statements for the period ended September 30, 2005 included in its Form 10-QSB filed on November 8, 2005 as adjusted to give effect to the net proceeds of a financing the Company completed on October 3, 2005 as described in the Company’s Form 8-K filed on November 3, 2005. The Company had net tangible assets of $4,993,844 on September 30, 2005 and adjusted net tangible assets of $5,177,844 after giving effect to the financing.

Based on the above, the Company does not believe it is or has been a registrant for an offering of penny stock during the past three years and therefore is permitted to incorporate by reference pursuant to Section VII of the Instructions to Form S-1.

Should the Staff have any additional comments or questions, please direct such to me at (617) 832-1113 or in my absence to Amanda Vendig at (617)-832-3091.

Very truly yours,

/s/ Paul Bork
Paul Bork

cc:	Mr. Harry Palmin
Ms. Song Brandon